UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 21, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 4Q19 UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt information, published today by the registrants, which appears immediately following this page.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt

Fourth quarter 2019

This document provides information about the treatment of capital instruments and other instruments contributing to the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss SRB framework as of 31 December 2019.

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements that have been phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2018, available under “Annual reporting” at www.ubs.com/investors.

Capital instruments and TLAC-eligible senior unsecured debt as of 31 December 2019[1]
millions, except where indicated					Swiss SRB, incl. transitional arrangements		Swiss SRB as of 1.1.20
					Going concern	Gone concern[2]	Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.12.19	Amount recognized in regulatory capital as of 31.12.19	Amount eligible for the gone concern requirement as of 31.12.19	Amount recognized in regulatory capital as of 31.12.19	Amount eligible for the gone concern requirement as of 31.12.19	Maturity date	First optional call date
Additional tier 1 capital
1	UBS Group AG3	CH0271428317	19.02.15	USD 1,250	1,249		1,249		Perpetual	19.02.20
2	UBS Group AG, Switzerland, or employing subsidiaries[4]		31.12.14	USD 412	412		412		Perpetual	01.03.20
3	UBS Group AG, Switzerland, or employing subsidiaries[4]		31.12.15	USD 449	449		449		Perpetual	01.03.21
4	UBS Group AG3	CH0317921697	21.03.16	USD 1,500	1,488		1,488		Perpetual	22.03.21
5	UBS Group AG3	CH0331455318	10.08.16	USD 1,100	1,088		1,088		Perpetual	10.08.21
6	UBS Group AG, Switzerland, or employing subsidiaries[4]		31.12.16	USD 357	357		357		Perpetual	01.03.22
7	UBS Group AG3	CH0400441280	31.01.18	USD 2,000	2,041		2,041		Perpetual	31.01.23
8	UBS Group AG, Switzerland, or employing subsidiaries[4]		31.12.17	USD 355	355		355		Perpetual	01.03.23
9	UBS Group AG3	CH0447353704	28.11.18	SGD 700	535		535		Perpetual	28.11.23
10	UBS Group AG3	144A: US90352JAF03 RegS: USH4209UAT37	31.01.19	USD 2,500	2,587		2,587		Perpetual	31.01.24
11	UBS Group AG, Switzerland, or employing subsidiaries[4]		31.12.18	USD 389	389		389		Perpetual	01.03.24
12	UBS Group AG	CH0488506673	27.08.19	AUD 700	482		482		Perpetual	27.08.24
13	UBS Group AG	CH0495570928	04.09.19	SGD 750	556		556		Perpetual	04.09.24
14	UBS Group AG3	CH0286864027	07.08.15	USD 1,575	1,622		1,622		Perpetual	07.08.25
15	UBS Group AG	CH0506668869	13.11.19	CHF 275	282		282		Perpetual	13.11.25
Total high-trigger loss-absorbing additional tier 1 capital					13,892		13,892
1	UBS Group AG3	CH0271428309	19.02.15	EUR 1,000	1,140		1,140		Perpetual	19.02.22
2	UBS Group AG3	CH0271428333	19.02.15	USD 1,250	1,273		1,273		Perpetual	19.02.25
Total low-trigger loss-absorbing additional tier 1 capital[5]					2,414		2,414
Total additional tier 1 capital					16,306		16,306

Tier 2 capital
1	UBS AG, Stamford branch	US90261AAB89	17.08.12	USD 2,000	803	1,204		2,007	17.08.22
2	UBS AG	CH0244100266	15.05.14	USD 2,500	2,077	519		2,597	15.05.24
3	UBS AG	CH0236733827	13.02.14	EUR 2,000	2,288			2,288	12.02.26	12.02.21
Total low-trigger loss-absorbing tier 2 capital[6]					5,168	1,724		6,892
1	UBS AG, New York branch	US870836AC77	21.07.95	USD 251		252		252	15.07.25
2	UBS AG, Jersey branch	XS0062270581	18.12.95	GBP 61		81		81	18.12.25
3	UBS AG, New York branch	US870845AC84	03.09.96	USD 218		206		206	01.09.26
Total non-Basel III-compliant tier 2 capital[7]						540		540
Total tier 2 capital					5,168	2,263		7,431

Capital instruments and TLAC-eligible senior unsecured debt as of 31 December 2019[1]
millions, except where indicated					Swiss SRB, incl. transitional arrangements		Swiss SRB as of 1.1.20
					Going concern	Gone concern[2]	Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.12.19	Amount recognized in regulatory capital as of 31.12.19	Amount eligible for the gone concern requirement as of 31.12.19	Amount recognized in regulatory capital as of 31.12.19	Amount eligible for the gone concern requirement as of 31.12.19	Maturity date	First optional call date
TLAC-eligible senior unsecured debt
1	UBS Group AG3	144A: US90351DAA54 RegS: USG91703AA90	24.09.15	USD 1,500					24.09.20
2	UBS Group AG3	144A: US90351DAC11 RegS: USG91703AC56	24.09.15	USD 300					24.09.20
3	UBS Group AG3	144A: US90351DAE76 RegS: USG91703AJ00	05.04.16	USD 1,000		500		500	14.04.21
4	UBS Group AG3	144A: US90351DAD93 RegS: USG91703AH44	05.04.16	USD 2,000		972		972	15.04.21
5	UBS Group AG3	144A: US90351DAG25 RegS: USG91703AL55	10.08.16	USD 500		500		500	01.02.22
6	UBS Group AG3	144A: US90351DAH08 RegS: USG91703AM39	10.08.16	USD 2,000		1,976		1,976	01.02.22
7	UBS Group AG3	CH0310451841	22.02.16	CHF 300		312		312	22.02.22
8	UBS Group AG3	CH0359915425	20.03.17	EUR 1,750		1,962		1,962	20.09.22	20.09.21
9	UBS Group AG3	CH0302790123	16.11.15	EUR 1,250		1,432		1,432	16.11.22
10	UBS Group AG3	144A: US90352JAA16 RegS: USH4209UAA46	23.03.17	USD 2,000		1,999		1,999	23.05.23	23.05.22
11	UBS Group AG3	144A: US90352JAB98 RegS: USH4209UAB29	23.03.17	USD 1,000		1,001		1,001	23.05.23	23.05.22
12	UBS Group AG3	144A: US90352JAE38 RegS: USH4209UAG16	15.08.17	USD 2,000		2,009		2,009	15.08.23	15.08.22
13	UBS Group AG3	144A: US90352JAD54 RegS: USH4209UAF33	15.08.17	USD 1,250		1,248		1,248	15.08.23	15.08.22
14	UBS Group AG3	CH0314209351	04.03.16	EUR 750		843		843	04.03.24
15	UBS Group AG3	CH0365501516	18.05.17	CHF 400		420		420	18.05.24	18.05.23
16	UBS Group AG3	CH0445624981	09.11.18	JPY 130,000		1,199		1,199	08.11.24	08.11.23
17	UBS Group AG3	CH0341440334	30.11.16	EUR 1,250		1,427		1,427	30.11.24	30.11.23
18	UBS Group AG3	CH0459297435	30.01.19	CHF 400		410		410	30.01.25	30.01.24
19	UBS Group AG3	CH0409606354	17.04.18	EUR 1,750		2,017		2,017	17.04.25	17.04.24
20	UBS Group AG3	144A: US90351DAB38 RegS: USG91703AB73	24.09.15	USD 2,500		2,563		2,563	24.09.25
21	UBS Group AG3	CH0310451858	22.02.16	CHF 150		155		155	23.02.26
22	UBS Group AG3	144A: US90351DAF42 RegS: USG91703AK72	05.04.16	USD 2,000		1,990		1,990	15.04.26
23	UBS Group AG3	CH0336602930	01.09.16	EUR 1,250		1,420		1,420	01.09.26	01.06.26
24	UBS Group AG3	144A: US90352JAC71 RegS: USH4209UAC02	23.03.17	USD 2,000		2,091		2,091	23.03.28	23.03.27

Capital instruments and TLAC-eligible senior unsecured debt as of 31 December 2019[1]
millions, except where indicated					Swiss SRB, incl. transitional arrangements		Swiss SRB as of 1.1.20
					Going concern	Gone concern[2]	Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.12.19	Amount recognized in regulatory capital as of 31.12.19	Amount eligible for the gone concern requirement as of 31.12.19	Amount recognized in regulatory capital as of 31.12.19	Amount eligible for the gone concern requirement as of 31.12.19	Maturity date	First optional call date
25	UBS Group AG3	CH0445624999	09.11.18	JPY 20,000		186		186	09.11.28	09.11.27
26	UBS Group AG	144A: US902613AA61 RegS: USH42097AZ05	13.08.19	USD 1,500		1,471		1,471	13.08.30	13.08.29
27	UBS Group AG	CH0506668844	04.11.19	USD 140.8[8]		146		146	04.11.49	04.11.22
28	UBS Group AG	CH0508236566	18.11.19	AUD 100		71		71	18.11.34	18.11.20
Total TLAC-eligible senior unsecured debt						30,322		30,322

1 Refer to “Capital and total loss-absorbing capacity instruments” under “Bondholder information” at www.ubs.com/investors for more information on the key features and the terms and conditions of the capital instruments included in the above table. Instruments are listed according to their maturity or optional call date.    2 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility. Under the revised Capital Adequacy Ordinance issued in November 2019, the 50% haircut is no longer applied; refer to “Regulatory and legal developments” in the “Recent developments” section of the UBS Group AG fourth quarter 2019 report for more information.   3 The instruments issued by UBS Group Funding (Switzerland) AG (including the instruments originally issued by UBS Group AG, Switzerland and transferred in May 2018 to UBS Group Funding (Switzerland) AG) as well as the TLAC issued by UBS Group Funding (Switzerland) AG were transferred to UBS Group AG as the issuer on 11 October 2019.    4 Relates to deferred contingent capital plan (DCCP) awards.    5 Outstanding low-trigger loss-absorbing additional tier 1 capital instruments are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements.    6 Outstanding low-trigger loss-absorbing tier 2 capital instruments are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    7 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.    8 Information corresponds to the amortized face amount as of 31 December 2019, and therefore includes the applicable accrual yield.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s fourth quarter 2019 report and its Annual Report 2018 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                    _____

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                    _____

Name:  Ella Campi

Title:    Executive Director

Date:  January 21, 2020